UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

LIBERTY BROADBAND CORPORATION

(Name of Issuer)

Series A Common Stock, par value $0.01 per share

Series B Common Stock, par value $0.01 per share

(Title of Class of Securities)

Series A Common Stock: 530307 107

Series B Common Stock: 530307 206

(CUSIP Numbers)

John C. Malone

c/o Liberty Media Corporation

12300 Liberty Boulevard

Englewood, CO 80112

(720) 875-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 13, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Numbers: 530307 107 (LBRDA) 530307 206 (LBRDB)

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) John C. Malone

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Series A Common Stock: 1,282,331 (1), (2), (3), (4) Series B Common Stock: 2,336,663 (1), (5)

	8.	Shared Voting Power Series A Common Stock: 0 (2) Series B Common Stock: 27,171 (6)

	9.	Sole Dispositive Power Series A Common Stock: 1,282,331 (1), (2), (3), (4) Series B Common Stock: 2,336,663 (1), (5)

	10.	Shared Dispositive Power Series A Common Stock: 0 (2) Series B Common Stock: 27,171 (6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Series A Common Stock: 1,282,331 (1), (2), (3), (4) Series B Common Stock: 2,363,834 (1), (5), (6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Series A Common Stock: 4.9% (7) Series B Common Stock: 96.3% (7)

14.	Type of Reporting Person (See Instructions) IN

(1) Includes 25,444 shares of Series A Common Stock and 57,641 shares of Series B Common Stock held by Mr. Malone’s wife, Mrs. Leslie Malone, as to which shares Mr. Malone disclaims beneficial ownership.

(2) Does not include shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock beneficially owned by Mr. Malone; however, if such shares of Series A Common Stock were included, Mr. Malone would beneficially own, in the aggregate, of 3,646,165 shares of Series A Common Stock, and Mr. Malone’s aggregate beneficial ownership of Series A Common Stock, as a series, would be 12.7%, subject to the relevant footnotes set forth herein.

(3) Includes 153,226 shares of Series A Common Stock pledged by Mr. Malone to Fidelity Brokerage Services, LLC (“Fidelity”) and 1,025,445 shares of Series A Common Stock pledged by the Malones to Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) in connection with margin loan facilities extended by Fidelity and Merrill Lynch to the Malones.

(4) Includes 62,500 shares of Series A Common Stock held by the Malone Family Land Preservation Foundation and 41,160 shares of Series A Common Stock held by the Malone Family Foundation, as to which shares Mr. Malone has disclaimed beneficial ownership.

(5) Includes 122,649 shares of Series B Common Stock held by a trust (the “CRT”) with respect to which Mr. Malone is the sole trustee and, with his wife, retains a unitrust interest in the CRT.

(6) Includes 27,171 shares of Series B Common Stock held by two trusts (the “Trusts”) which are managed by an independent trustee and the beneficiaries of which are Mr. Malone’s adult children. Mr. Malone retains the right to substitute assets held by the Trusts and disclaims beneficial ownership of the shares held by the Trusts.

(7) For purposes of calculating the beneficial ownership of the Reporting Person, the total number of shares of Series A Common Stock outstanding was 26,309,573 and the total number of shares of Series B Common Stock outstanding was 2,454,943, in each case, as of October 15, 2018, as reported by the Issuer in its Form 10-Q for the quarterly period ended on September 30, 2018 filed with the Securities and Exchange Commission (“SEC”) on November 1, 2018.  Each share of Series B Common Stock is convertible, at the option of the holder, into one share of Series A Common Stock. Each share of Series A Common Stock is entitled to one vote, whereas each share of Series B Common Stock is entitled to ten votes. Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities representing approximately 49.0% of the voting power with respect to the general election of directors of the Issuer based on the outstanding shares noted above and calculated pursuant to Rule 13d-3 of the Exchange Act (as defined herein). See Item 5.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)

Statement of

JOHN C. MALONE

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

LIBERTY BROADBAND CORPORATION

This Statement relates to the Series A Common Stock, par value $0.01 per share (the “Series A Common Stock”), and the Series B Common Stock, par value $0.01 per share (the “Series B Common Stock” and together with the Series A Common Stock, the “Common Stock”), of Liberty Broadband Corporation, a Delaware corporation (the “Issuer”), beneficially owned by John C. Malone (“Mr. Malone” or the “Reporting Person”). This Amendment No. 1 to Schedule 13D (this “Amendment”) amends the Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by Mr. Malone on January 29, 2015 (“Schedule 13D”).  Except as set forth herein, the Schedule 13D is unmodified.  Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

The information contained in Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On December 13, 2018, the Reporting Person exchanged an aggregate of 1,042,711 shares of Series C Common Stock, par value $0.01 per share, of the Issuer in a private transaction for an aggregate of 1,000,000 shares of Series A Common Stock with an unaffiliated party (the “Exchange”).

Item 4.  Purpose of Transaction

The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The information contained in Item 3 of this Amendment is incorporated herein by reference.

Other than as provided in the Schedule 13D and this Amendment, Mr. Malone does not have any plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4.

Notwithstanding the foregoing, Mr. Malone may determine to change his intentions with respect to the Issuer at any time in the future and may, for example, elect (i) to acquire additional shares of Common Stock in open market or privately negotiated transactions or pursuant to the exercise of stock options or (ii) to dispose of all or a portion of his holdings of shares of Common Stock. In reaching any determination as to his future course of action, Mr. Malone will take into consideration various factors, such as the Issuer’s business and prospects, other developments concerning the Issuer, other business opportunities available to Mr. Malone, estate planning considerations and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock.

Item 5. Interest in Securities of the Issuer

The information contained in Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) Following the Exchange, Mr. Malone beneficially owns (i) 1,282,331 shares of Series A Common Stock (including (A) 25,444 shares held by his wife as to which he disclaims beneficial ownership, and (B) 62,500 shares held by the Malone Family Land Preservation Foundation and 41,160 shares held by the Malone Family Foundation, as to which shares Mr. Malone disclaims beneficial ownership), which represent approximately 4.9% of the outstanding shares of Series A Common Stock, and (ii) 2,363,834 shares of Series B Common Stock (including (A) 57,641 shares held by his wife, as to which shares Mr. Malone disclaims beneficial ownership, (B) 122,649 shares held by the CRT and (C) 27,171 shares held by the Trusts, as to which shares Mr. Malone disclaims beneficial ownership), which represent approximately 96.3% of the outstanding shares of Series B Common Stock. The foregoing percentage interests are based on 26,309,573 shares of Series A Common Stock and 2,454,943 shares of Series B Common Stock, in each case, outstanding as of October 15, 2018, as reported by the Issuer in its Form 10-Q for the quarterly period ended on September 30, 2018 filed with the SEC on November 1, 2018 and as calculated pursuant to Rule 13d-3 of the Exchange Act.  Because each share of Series A Common Stock is entitled to cast one vote and each share of Series B Common Stock is entitled to cast ten votes on all matters upon which stockholders are generally entitled to vote, Mr. Malone may be deemed to beneficially own voting equity securities of the Issuer representing approximately 49.0% of the voting power with respect to the general election of directors of the Issuer.

Mr. Malone, and, to his knowledge, his wife each have the sole power to vote and to dispose of, or to direct the voting or disposition of, their respective shares of Common Stock. The Trusts hold 27,171 shares of Series B Common Stock, as to which shares Mr. Malone has no pecuniary interest and disclaims beneficial ownership. To Mr. Malone’s knowledge, the Trusts have the sole power to vote and to dispose of, or to direct the voting or disposition of, the shares of Series B Common Stock held by the Trusts, except that Mr. Malone is permitted under the terms of the Trusts to substitute assets in the Trusts and thereby may acquire any shares held in the Trusts at any time.

(c) Other than as described in this Amendment, none of Mr. Malone or, to his knowledge, his wife or the Trusts, has executed any transactions in respect of the Common Stock within the last sixty days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information contained in Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Of the shares of Common Stock beneficially owned by Mr. Malone, 153,226 shares of Series A Common Stock are pledged by Mr. Malone to Fidelity Brokerage Services, LLC (“Fidelity”) and 1,025,445 shares of Series A Common Stock are pledged by the Malones to Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) in connection with margin loan facilities extended by Fidelity and Merrill Lynch to the Malones.

The information contained in Item 3 of this Amendment is incorporated herein by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 17, 2018
Date

/s/ John C. Malone
John C. Malone